Exhibit 99.44

CONSENT OF INDEPENDENT PETROLEUM ENGINEER

We hereby consent to the use of and reference to our name in connection with our reports evaluating Anderson Energy Ltd.’s oil and gas interests, dated March 17, 2011 and effective December 31, 2010, and dated March 18, 2010 and effective December 31, 2009, respectively, as described or incorporated by reference in Anderson Energy Ltd.’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Yours very truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ John E. Keith
John E. Keith, P.Eng.
Vice President

Dated: September 26, 2011

Calgary, Alberta

CANADA